EXHIBIT 99.1

Cellectis announces the drawdown of the third tranche of €5 million under the credit facility agreement entered with the European Investment Bank (EIB)

NEW YORK, Dec. 10, 2024 (GLOBE NEWSWIRE) -- Cellectis (Euronext Growth: ALCLS – NASDAQ: CLLS) (the “Company”), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, today announced that it has drawn down the final tranche of €5 million (“Tranche C”) under the credit facility agreement for up to €40 million entered into with the European Investment Bank (the “EIB) on December 28, 2022 (the "Finance Contract"). With the drawdown of Tranche C, the Company has drawn down the full €40 million available under the Finance Contract. Tranche C is expected to be disbursed by the EIB by December 18, 2024. The Company plans to use the proceeds of Tranche C towards the development of its pipeline of allogeneic CAR T-cell product candidates: UCART22 and UCART20x22.

As a condition to the disbursement of Tranche C the Company issued 611,426 warrants to the benefit of the EIB, in accordance with the terms of the 14th resolution of the shareholders’ meeting held on June 28, 2024 and articles L. 228-91 and seq. of the French Commercial Code (the “Tranche C Warrants”).

Each Tranche C Warrant allows the EIB to subscribe for one ordinary share of the Company, at a price of €1.70, corresponding to 99% of the volume-weighted average price of the Company’s ordinary shares over the last 3 trading days preceding the decision of the board of directors of the Company to issue the Tranche C Warrants. The total number of shares issuable upon exercise of the Tranche C Warrants represent circa 0.6% of the Company’s outstanding share capital as at their issuance date.

Tranche C will mature six years from its disbursement date and will accrue interest at a rate of 6% per annum capitalized annually and payable at maturity.

The other terms of the Tranche C Warrants and prepayment events of Tranche C under the Finance Contract are as set forth in the Company’s press release of April 4, 2023 and Form 6-K filed with the U.S. Securities and Exchange Commission on such date.

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with 25 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

To find out more, visit our website: www.cellectis.com

Follow Cellectis on social networks @cellectis on LinkedIn and X (formerly Twitter)

TALEN® is a registered trademark owned by Cellectis.

Cautionary Statement
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect,” “plan,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements include statements about the date of disbursement of the Tranche C and the use of the proceeds of amounts received under the Finance Contract. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with market conditions, and our ability to satisfy the conditions precedent under the Finance Contract. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F as amended and in our annual financial report (including the management report) for the year ended December 31, 2023 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, which are available on the SEC’s website at www.sec.gov, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33, media@cellectis.com
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:
Arthur Stril, Interim Chief Financial Officer, investors@cellectis.com

Attachment

  20241128_Cellectis_BEI_Tranche C_ENGLISH_PR-MBT (https://ml.globenewswire.com/Resource/Download/1d5e524c-7c51-4541-b37c-0db9cc20e909)